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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    82-

Consolidated Condensed Interim Financial Statements

For the three and nine months ended

September 30, 2012 and 2011

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

General Information

Directors

Geoffrey Chater

Bipin A. Ghelani

George R. Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Company Secretary

Alan Hutchison

Registered Office

Suite 575

510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Solicitor

Fraser Milner Casgrain LLP

20th Floor

250 Howe Street

Vancouver, British Columbia

V6C 3R8

Auditor

Hay & Watson

1822 West 2nd Avenue

Vancouver, British Columbia

V6J 1H9

Kiska Metals Corporation

Consolidated Condensed Interim Statements of Comprehensive Loss

For the three and nine months ended September 30

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

		Three months		Nine months
	Notes	2012	2011	2012	2011
		$	$	$	$
Mineral Property Operations
Revenue
Option and management fees		105,400	291,167	111,971	391,368
Gain on sale of property interest	10	1,499,995	-	1,499,995	-
Other revenue		(153)	-	9,949	-
		1,605,242	291,167	1,621,915	391,368
Expenses
Acquisition expenditures		23,704	31,998	110,832	141,404
Depreciation and amortization		54,341	131,531	192,507	295,193
Exploration expenditures	8	903,560	9,266,666	2,578,391	15,559,663
		981,605	9,430,195	2,881,730	15,996,260
Income (Loss) from mineral property operations		623,637	(9,139,028)	(1,259,815)	(15,604,892)
Salaries and employee benefits		253,194	272,263	953,368	784,787
Consulting and outsourced services		42,515	78,828	98,761	444,805
Marketing services		25,761	147,595	161,304	419,930
General and administrative expenses		100,933	209,293	347,086	491,889
Share-based compensation		43,644	59,067	276,060	1,328,566
		466,047	767,046	1,836,579	3,469,977
Operating Income (Loss)		157,590	(9,906,074)	(3,096,394)	(19,074,869)
Gain on sale of financial assets		-	246,412	-	373,179
Foreign exchange (Loss)		(69,790)	(171,772)	(48,188)	(49,326)
Finance revenue (net)		9,394	10,180	33,245	15,275
Income (Loss) before income tax		97,194	(9,821,254)	(3,111,337)	(18,735,706)
Income tax (loss) recovery		(98)	-	2,358	-
Income (Loss) for the year		97,096	(9,821,254)	(3,108,979)	(18,735,706)
Available-for-sale financial assets		-	-	-	-
Current year unrealized (loss) gain		150,699	(512,514)	12,994	(324,618)
Impairment loss on available-for-sale investment		-	-	-	-
Reclassification to income		-	53,434	-	26,717
Tax effect		25,043	(72,345)	2,159	(50,299)
Comprehensive income (loss) for the period		272,838	(10,352,679)	(3,093,826)	(19,083,906)
Comprehensive income (loss) per common share Basic and diluted		$0.00	$(0.10)	$(0.03)	$(0.19)
Weighted average shares outstanding Basic and diluted		99,253,559	99,253,559	99,253,559	93,944,788

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Kiska Metals Corporation

Consolidated Condensed Interim Statements of Financial Position

As at September 30, 2012 and December 31, 2011

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	Notes	September 30, 2012	December 31, 2011
		$	$
Current assets
Cash and cash equivalents		4,727,410	6,800,283
Restricted cash	5	42,466	70,876
Trade and other receivables		204,744	782,533
Prepaid expenses and deposits		144,963	235,886
Other financial assets	6	876,912	766,375
		6,024,905	8,655,953
Non-current assets
Property and equipment	4	792,282	939,744
Restricted cash	5	87,361	102,982
		851,233	1,042,726
Total assets		6,876,138	9,698,679

Current liabilities
Accounts payable and accrued liabilities		328,874	450,343
Due to related parties		-	48,457
Asset retirement obligation (current)		-	8,014
		328,874	506,814
Non-current liabilities
Asset Retirement Obligations		110,825	173,142
		110,825	173,142
Total liabilities		439,699	679,956
Shareholders’ equity
Share capital	7	96,124,498	96,124,498
Contributed Surplus		17,476,955	16,965,413
Other comprehensive income		(360,617)	(375,770)
Deficit		(106,804,397)	(103,695,418)
		6,436,439	9,018,723
Total liabilities and shareholder’s equity		6,876,138	9,698,679
Approved by the Board:

Director		Director

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Kiska Metals Corporation

Consolidated Condensed Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	Note	Shares	Share Capital	Contributed Surplus	Other Comprehensive Income	Deficit	Total Equity
			$	$	$	$	$
Balance at January 1, 2011		79,502,698	78,904,726	10,993,993	209,329	(82,036,870)	8,071,178
Loss and Comprehensive Loss		-	-	-	(348,200)	(18,735,706)	(19,083,906)
Share-based compensation		-	-	2,337,322	-	-	2,337,322
Issue of shares for cash on short-form prospectus		15,065,000	17,324,750	-	-	-	17,324,750
Value attributable to warrants issued in short-form prospectus		-	(4,593,089)	4,593,089	-	-	-
Issued for cash on exercise of options/warrants		4,685,861	4,058,902	-	-	-	4,058,902
Fair value of options/warrants exercised		-	1,772,618	(1,772,618)	-	-	-
Share issue costs		-	(1,206,411)	-	-	-	(1,206,411)
Balance at September 30, 2011		99,253,559	96,261,496	16,151,786	(138,871)	(100,772,576)	11,501,835
Loss and Comprehensive Loss		-	-	-	(236,899)	(2,922,842)	(3,159,741)
Share-based compensation		-	-	820,996	-	-	820,996
Issued for cash on exercise of options/warrants		-	(26,291)	-	-	-	(26,291)
Fair value of options/warrants exercised		-	7,369	(7,369)	-	-	-
Share issue costs		-	(118,076)	-	-	-	(118,076)
Balance at January 1, 2012		99,253,559	96,124,498	16,965,413	(375,770)	(103,695,418)	9,018,723
Loss and Comprehensive loss		-	-		15,153	(3,108,979)	(3,093,826)
Share-based compensation		-	-	511,542	-	-	511,542
Balance at September 30, 2012	7	99,253,559	96,124,498	17,476,955	(360,617)	(106,804,397)	6,436,439

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Kiska Metals Corporation

Consolidated Condensed Interim Statements of Cash Flows

For the three and nine month periods ended September 30

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

		Three Month Period		Nine Month Period
	Notes	2012	2011	2012	2011
		$	$	$	$
Cash flows from operating activities
Net income (loss)		97,096	(9,821,254)	(3,108,979)	(18,735,706)
Items not affecting cash
Depreciation and amortization		54,341	131,531	192,507	295,193
Foreign exchange loss (gain)		241,924	385,979	234,082	49,326
(Gain) on sale of investments and assets		-	(246,447)	-	(373,214)
Reclamation obligation (recovery) expense		(8,907)	113,067	(70,331)	137,560
Share-based compensation		83,992	443,238	511,542	2,337,322
Interest income relating to investing activities		18,728	(13,584)	-	-
Option proceeds related to investing activities		(89,400)	(98,903)	(95,400)	(98,903)

Changes in non-cash working capital
(Increase) decrease in accounts receivable		532	(81,936)	577,789	136,882
(Increase) decrease in prepaid expense & deposits		(56,093)	(4,589)	90,923	(820,577)
Increase (decrease) in trade and other payables		94,785	436,875	(169,926)	879,313
Net cash flows from operating activities		436,999	(8,756,023)	(1,837,793)	(16,211,582)

Cash flows from investing activities
Restricted cash		(9,526)	4,222	-	(470)
Proceeds from sale of marketable securities		(16)	746,801	-	1,150,570
Refund (payment) of reclamation expenses		42,011	(107,184)	44,031	(145,340)
Purchase of property and equipment		(29,650)	(252,190)	(45,045)	(786,649)
Interest income		(18,728)	13,584	-	18,778
Net cash flows from investing activities		(15,909)	405,233	(1,014)	236,889

Cash flows from financing activities
Proceeds from issuance of shares and warrants		-	48,739	-	21,383,652
Payments of share issue costs		-	(32,256)	-	(1,206,411)
Net cash from (used in) financing activities		-	16,483	-	20,177,241

Increase (decrease) in cash and cash equivalents		421,089	(8,334,307)	(1,838,807)	4,202,548
Cash and cash equivalents, beginning of period		4,540,387	19,171,224	6,800,283	6,297,716
Exchange differences on cash and cash equivalents		(234,067)	(510,456)	(234,067)	(173,803)
Cash and cash equivalents, end of period		4,727,410	10,326,461	4,727,410	10,326,461
Cash and cash equivalents are comprised of:
Cash		2,198,890	872,121	2,198,891	872,121
Term Deposits		2,528,520	9,454,340	2,528,520	9,454,340
		4,727,410	10,326,461	4,727,410	10,326,461
Supplemental Information:
Interest paid		(4,426)		27,599	3,503
Option proceeds (in the form of marketable securities) for mineral property interests		89,400	-	95,400	-

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1. Operations

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company in the business of mineral exploration.  Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and changed its name to Kiska Metals Corporation. On July 30, 2010, Kiska continued in the Province of British Columbia and discontinued in the Yukon Territory.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska is a limited company incorporated and domiciled in Vancouver, British Columbia. Kiska’s shares are traded on the TSX Venture exchange under the symbol “KSK”.

2. Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements of Kiska and all its subsidiaries are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies which are consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011.  These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on November 28, 2012.

Going concern

These consolidated condensed interim financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company currently has no significant sources of revenue and has experienced recurring losses. The Company’s ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.  These consolidated condensed interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company as at September 30, 2012.  Subsidiaries are fully consolidated from the date of acquisition, the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are fully eliminated.

3. Operating segments

The Company operates in one industry segment, mineral exploration, within three geographic areas: Canada, United States, and Australia.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the Company’s financing (including finance costs and finance income) and income taxes are managed on a Company basis and are not allocated to operating segments.

Transfer prices between operating segments are determined in a manner similar to transactions with third parties. The accounting policies used internally by the Company in reporting segments are the same as those contained in these accounts.

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

3. Operating segments (continued)

Three months ended September 30, 2012
	Canada	US	Australia	Other	Consolidated	2011 Consolidated
	$	$	$	$	$	$
Revenue
Option and management fees	105,400	-	-	-	105,400	273
Other revenue	1,499,995	(153)	-	-	1,499,842	290,894
Total Revenue	1,605,395	(153)	-	-	1,605,242	291,167
Acquisition expenditures	6,373	17,330	0	-	23,704	31,998
Exploration expenditures	116,091	759,905	27,563	-	903,559	9,103,004
Depreciation and amortization	14,165	40,177	0	-	54,341	131,531
Other Operations, net of depreciation	197,850	247,856	2,811	17,530	466,047	767,036
(Gain) loss on sale of available-for-sale financial instruments	-	-	-	-	-	246,412
(Gain) loss on sale of assets	-	-	-	-	-
Foreign exchange loss (gain)	1,368,376	(1,255,505)	(42,291)	-	70,580	(171,772)
Finance (revenue) expense	(7,968)	144	(1,570)	-	(9,395)	10,179
Loss (gain) before income tax	93,492	(189,940)	(13,487)	17,530	(96,406)	9,821,254
Income tax loss (recovery)	100	(2)	-	-	98
Loss for the period	93,592	(189,942)	(13,487)	17,530	(96,308)	9,821,254
Operating assets	5,128,067	698,919	127,044	-	5,954,030	12,662,625
Property and equipment	128,541	663,741	-	-	792,282	1,074,591

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

3. Operating segments (continued)

Nine months ended September 30, 2012
	Canada	US	Australia	Other	Consolidated	2011 Consolidated
	$	$	$	$	$	$
Revenue
Option and management fees	111,971	-	-	-	111,971	100,474
Other revenue	1,499,995	9,949	-	-	1,509,944	290,894
Total Revenue	1,611,966	9,949	-	-	1,621,915	391,368
Acquisition expenditures	39,556	70,994	282	-	110,832	141,404
Depreciation and amortization	41,587	150,804	116	-	192,507	295,193
Exploration expenditures	701,843	1,698,361	178,186	-	2,578,391	15,559,663
Other Operations, net of depreciation	1,013,684	800,215	4,490	18,190	1,836,578	3,469,967
Foreign exchange (gain) loss	1,608,848	(1,521,656)	(39,005)	-	48,188	49,326
(Gain) loss on sale of available-for-sale financial instruments	-	-	-	-	-	(373,179)
(Gain) loss on sale of assets	-	-	-	-	-	(35)
Finance (revenue) expense	(32,205)	584	(1,624)	-	(33,245)	(15,274)
Loss before income tax	1,761,347	1,189,353	142,445	18,190	3,111,335	18,735,706
Income tax (recovery) loss	(2,458)	99	-	-	(2,358)	-
Loss for the period	1,758,889	1,189,452	142,445	18,190	3,108,977	18,735,706
Operating assets	5,128,067	698,919	127,044	-	5,954,030	12,662,625
Property and equipment	128,541	663,741	-	-	792,282	1,074,591

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4. Property and equipment

	Plant & equipment	Computer equipment & Software	Office equipment & leaseholds	Total
	$	$	$	$
Cost
As at January 1, 2011	954,481	209,899	115,057	1,279,437
Additions	690,545	182,436	39,162	912,144
Written off	(360,818)	-	-	(360,818)
As at December 31, 2011	1,284,208	392,335	154,219	1,830,763
Additions	4,900	40,145	-	45,045
Written off	-	(218,023)	(2,729)	(220,753)
As at September 30, 2012	1,289,108	214,457	151,490	1,655,055
Accumulated Depreciation
As at January 1, 2011	(492,621)	(162,648)	(41,033)	(696,302)
Depreciation	(236,493)	(161,889)	(44,857)	(443,239)
Written off	248,522	-	-	248,522
As at December 31, 2011	(480,592)	(324,537)	(85,890)	(891,019)
Depreciation	(146,761)	(37,372)	(8,374)	(192,507)
Written off	-	166,027	2,729	220,753
As at September 30, 2012	(627,353)	(143,885)	(91,535)	(862,773)
Net book value:
As January 1, 2011	461,860	47,251	74,024	583,135
At December 31, 2011	803,616	67,799	68,329	939,744
At September 30, 2012	661,755	70,572	59,955	792,282

5. Restricted cash

Restricted cash of $129,827 (December 31, 2011 - $173,858) represents project reclamation deposits in favor of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If the work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project to the satisfaction of the regulatory authority, the deposit is released to the Company.

6. Other Financial Assets

Other financial assets consist of marketable securities classified as available-for-sale since their initial recognition.  Unrealized gains or losses are recorded in other comprehensive income.

7. Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  Fully paid ordinary shares carry one vote per share and carry dividend rights. Share-based compensation is limited to 10% of issued and outstanding shares.  As at September 30, 2012 there are 99,253,559 outstanding common shares with a total value of $96,124,498.

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8. Mineral property expenditures

The Company’s expenditures on mineral property operations can be characterized as follows:

		Three-month period		Nine-month period
	Notes	2012	2011	2012	2011
		$	$	$	$
Mineral Property Operations
Acquisition expenditures		23,704	31,998	110,832	141,404
Depreciation and Amortization		54,341	131,531	192,507	295,193
Exploration expenditures
Aircraft and helicopter		116,401	2,560,782	143,170	3,851,229
Assays and analysis		16,035	316,466	15,883	463,979
Camp & support		12,246	100,344	30,378	189,793
Community CSR		7,517	35,301	46,437	113,792
Contracted support		-	7,550	1,254	7,550
Data management and maps		2,448	7,184	5,188	22,115
Drilling & trenching		635	3,214,486	115,243	4,600,580
Equipment		12,385	62,073	43,782	131,386
Fuel		138,635	-	145,273	-
Geological and engineering		183,754	750,917	421,806	1,519,985
Geophysical surveying		-	128,401	87,481	498,279
Licencing and filing		75,334	425,396	111,796	433,989
Materials and supplies		18,043	345,856	31,819	727,638
Salaries and employee benefits		396,279	739,421	1,243,916	1,608,840
Share-based compensation		40,348	386,534	235,482	1,011,119
Telephone		11,517	17,235	29,002	57,317
Travel		26,634	55,418	81,188	184,277
		1,058,211	9,153,364	2,789,099	15,421,686
Reclamation obligation		3,103	113,067	(58,321)	137,560
Exploration reimbursements		(157,621)	235	(163,332)	235
Environmental costs and site preparation		(133)	-	10,945	-
		903,560	9,266,666	2,578,391	15,559,663
Total Mineral Property Expenditures		981,605	9,430,195	2,881,730	15,996,260

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9. Capital commitments and other contingencies

Operating lease commitments – Company as lessee

The Company has a lease expiring August 31, 2015 for office space occupied by its head office as well as a lease for its Alaskan offices expiring on December 31, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

December 31, 2011
	$
Within one year		261,152
After one year but no more than five years		647,782
More than five years		-
		908,934

Included in the amounts above is an estimate of future operating costs of $90,720 per year.  Total operating lease expense included in general and administrative expense for 2012 was $173,729 (2011: $152,451).

Mineral property commitments

The Company has mineral property commitments noted below.  A liability has not been recorded for future option or royalty payments. All options are cancellable at the option of the Company without recourse.

British Columbia

Kliyul Property

The Company owns a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto Exploration Canada Inc.

RDN and Grizzly Properties

The Company has acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company has 100% interest in the LL property (Grizzly), which is contiguous with the RDN property and is subject to an NSR of 2%.  This royalty can be purchased at any time for $2,000,000.

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9. Capital commitments and other contingencies (continued)

Thorn Property

The Company holds a 100% interest in the Thorn mineral property, subject to a 3.5% NSR to Kohima Pacific Gold Corp. The Company can purchase 2% of the NSR for $3 million. The Company is required to issue an additional 175,000 shares upon commencement of commercial production from the property. Cangold Limited maintains an entitlement to 25% of any cash or share payments received by the Company in the event of a third party partner becoming involved in the exploration and development of the property.  The Company has an option agreement with Brixton Metals Corporation (“Brixton”), granting Brixton an option to earn a 51% interest in the property by spending a minimum $200,000 by December 12, 2011, and $4.8 million in exploration expenditures by December 12, 2014. The agreement was amended on November 9, 2010 to require Brixton to spend a minimum of $1,200,000 by December 31, 2011 (completed).

Williams Property

The Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1 million. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

Quesnel Trough Property

The Company owns a 100% interest in the property and has an option agreement with Xstrata Canada Corporation to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013, spending no less than $250,000 in each calendar year commencing in 2010.

Alaska

Copper Joe Property

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million. Kennecott has a first right of refusal on property assignment or sale subject to a 90 day option exercise period, as well as a 2% NSR on the property. Prior to expending US$2.5 million, the Company will require Kennecott’s consent to divest its rights and interest to a third party.

Goodpaster Properties

The Company holds a 100% in the Goodpaster properties of which some properties are subject to underlying royalties.  The California Surf property is subject to a 1.75% NSR to Capstone Mining Corporation of which 1% may be bought for $1,000,000.  The Company must also issue 87,000 shares upon obtaining a positive feasibility study for placing any part of the California Surf property into commercial production.  AngloGold Ashanti holds a 2% NSR on the Eagle-Hawk property, 1% of which can be purchased for US$1,000,000 and a 2% NSR on the Er-Ogo-Fire properties, 1% of which can be purchased for US$2,000,000.

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9. Capital commitments and other contingencies (continued)

Uncle Sam Property

The Company owns a 100% interest in the Uncle Sam property, subject to an underlying 2% NSR payable to Royal Gold Inc.  The Company has an option agreement with Millrock Resources Inc. (“Millrock”) giving  Millrock the option to earn a 100% interest in the property by making cash payments totalling US$200,000 (received $140,000), issuing 1,000,000 (received 750,000) common shares to the Company and spending US$2.7 million on exploration over a four year period ending November 1, 2013.

Subsequent to September 30, 2012 Millrock completed the requirements of the option agreement with the Company and therefore the process of transferring the Uncle Sam property to Millrock Resources Inc. is underway.

Whistler Property

The Company owns 100% of the Whistler property, subject to a 2% NSR to Kennecott Exploration Company.  Additionally, some of the claims are subject to a 1.5% NSR to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over some of the claims.

Australia

Lachlan Fold Belt Project

The Company owns 100% of the properties in the Lachlan Fold Belt project subject to an underlying agreement with BWG Mining which requires a cash payment of 5% of exploration expenditures until a decision to mine and includes a 2% NSR, of which 0.5% of this royalty may be purchased for US$1,000,000. The Company has a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet”) giving Inmet the option to earn a 60% interest in the project by funding exploration expenditures of Australian $5 million over a four year period ending December 12, 2012 and making cash payments to the Company of Australian $250,000 (received $50,000).

Victoria Goldfields

Effective June 27, 2008, and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (now AuRico Gold – “AuRico”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year. The property was sold by AuRico to Crocodile Gold Corp. (TSX) (“Crocodile”) subsequent to the period end. The Company is currently working with Crocodile to update the option agreement.

Upon the Company earning a 50% interest in one or more properties, Crocodile will have the option to earn an additional 10% interest for a total of 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

Kiska Metals Corporation

Notes to the consolidated condensed interim financial statements

September 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10. Related party disclosures

Transactions with and amounts due from (to) related parties

(a)

Directors fees of $55,893 (2011: $79,617) were paid during the nine-month period.  The company did not pay directors fees for 2012 Q3 and will not pay directors fees for the remainder of the 2012 fiscal year.

(b)

A total of $78,801 (2011: $23,480) was paid during the nine-month period to a company controlled by a director for geological consulting services, included in exploration costs.

(c)

In the comparative period, some of the Company’s mineral property evaluation and exploration projects were managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by an officer of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as part of ‘due to related party’.  Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.  It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

During the comparative nine-month period ended September 30, 2011, the Company had advanced Equity a total of $668,000 for project expenses and consulting services to be provided by Equity to the Company. During the comparative period, the Company also paid Equity $132,000 for providing management services, which has been included in consulting and outsourced services on the Statement of Comprehensive Loss. The Company is no longer related to Equity.

Balances payable are not interest bearing and have no specific terms of repayment. All transactions were incurred in the normal course of operations.

Mineral property interests

One of the officers indirectly owns 11% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.  The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, that company retained an NPI of varying amounts depending on the claim Company.

11.  Sale of Asset

On July 18, 2012 the Company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for a purchase price of CDN$1,500,000 in cash.  The sale of the Company’s minority interest in the Tide project is part of the Company’s ongoing strategy of maximizing the Company’s capital and resources to its core mineral projects, most notably the flagship Whistler project.  The Tide project is considered a non-core asset and the proceeds from the sale will be used to substantially fund the 2012 exploration program at Whistler.

12.  Subsequent Event

On October 19, 2012 Millrock Resources Inc. completed their requirements under the Uncle Sam Property Option Agreement between Geoinformatics Alaska Exploration Inc., Kiska Metals Corporation (“Kiska”), Millrock Resources Inc. and Millrock Alaska LLC.  The Company is in the process of transferring 100% ownership of the property to Millrock Resources Inc.